Exhibit 99.1

LightInTheBox Announces (1) Fourth Quarter and Full Year 2023 Financial Results and (2) Receipt of Non-compliance Letter from NYSE Regarding ADS Trading Price

Singapore, March 25, 2024 - LightInTheBox Holding Co., Ltd. (NYSE: LITB) (“LightInTheBox” or the “Company”), an apparel e-commerce retailer that ships products to consumers worldwide, today announced (1) its unaudited and unreviewed financial results for the fourth quarter and full year ended December 31, 2023; and (2) that it has received a letter from the New York Stock Exchange (the “NYSE”) dated March 12, 2024, notifying that the Company is “below criteria” due to the average closing price of the Company’s ADSs being less than $1.00 over a consecutive 30-tradingday period pursuant to Section 802.01C of the NYSE Listed Company Manual.

Fourth Quarter and Full Year 2023 Financial Highlights

	Three Months Ended		Year-over-		Twelve Months Ended		Year-over-
In millions,	December 31,	December 31,	Year%		December 31,	December 31,	Year%
except percentages	2022	2023	Change		2022	2023	Change
Total revenues	$156.4	$135.6	(13)%		$503.6	$629.4	25.0%
- Apparel sales	$123.9	$108.5	(12.4)%		$399.5	$518.3	29.7%
Apparel sales/total revenues	79.3%	80.1%	0.8	ppts	79.3%	82.3%	3.0	ppts
Gross margin	53.9%	55.6%	1.7	ppts	54.6%	57.2%	2.6	ppts
Net loss	$(48.3)	$(4.3)			$(56.6)	$(9.6)
Adjusted EBITDA	$(3.8)	$(3.3)			$(9.5)	$(6.3)

	As of December 31,	As of December 31,
In millions	2022	2023
Cash, cash equivalents and restricted cash	$94.6	$71.7

Mr. Jian He, Chairman and CEO of LightInTheBox, commented, “In 2023, as we strategically focused on high-quality development, we delivered hard-won results amid the challenging macro environment and increasingly competitive landscape. Our full-year revenues increased by 25% year-over-year to $629.4 million, driven by apparel sales which accounted for over 82% of our total revenues. Our continuous efforts and investments in our proprietary technologies and data analytics capabilities enabled us to better align our products, services and marketing strategies with consumer preferences and demands. We also improved our profitability, with full-year adjusted EBITDA loss narrowing by 34% year-over-year to $6.3 million.

“Heading into 2024, we will navigate the evolving market dynamics with a greater emphasis on enhancing customer experience and honing our localized operations in key markets such as the United States, while strengthening our brand awareness to attract organic traffic and increase marketing efficiency. As always, we are committed to pursuing healthy, sustainable development and delivering value for our stakeholders in the long run,” Mr. He concluded.

Fourth Quarter 2023 Financial Results

Total revenues decreased by 13.3% year-over-year to $135.6 million from $156.4 million in the same quarter of 2022. Sales from apparel decreased by 12.4% to $108.5 million in the fourth quarter of 2023, compared with $123.9 million in the same quarter of 2022. Revenues from apparel represented 80.1% of total revenues in the fourth quarter of 2023 and 79.3% in the same quarter of 2022.

Total cost of revenues was $60.2 million in the fourth quarter of 2023, compared with $72.0 million in the same quarter of 2022.

Gross profit in the fourth quarter of 2023 was $75.4 million, compared with $84.4 million in the same quarter of 2022. Gross margin was 55.6% in the fourth quarter of 2023, compared with 53.9% in the same quarter of 2022.

Total operating expenses in the fourth quarter of 2023 were $80.2 million, compared with $89.3 million in the same quarter of 2022.

●	Fulfillment expenses in the fourth quarter of 2023 were $8.1 million, compared with $8.9 million in the same quarter of 2022. As a percentage of total revenues, fulfillment expenses were 5.9% in the fourth quarter of 2023, compared with 5.7% in the same quarter of 2022 and 5.4% in the third quarter of 2023.

●	Selling and marketing expenses in the fourth quarter of 2023 were $65.8 million, compared with $72.3 million in the same quarter of 2022. As a percentage of total revenues, selling and marketing expenses were 48.5% in the fourth quarter of 2023, compared with 46.2% in the same quarter of 2022 and 47.8% in the third quarter of 2023.

●	G&A expenses in the fourth quarter of 2023 were $6.8 million, compared with $8.3 million in the same quarter of 2022. As a percentage of total revenues, G&A expenses were 5.0% in the fourth quarter of 2023, compared with 5.3% in the same quarter of 2022 and 6.5% in the third quarter of 2023. As part of G&A expenses, R&D expenses in the fourth quarter of 2023 were $3.6 million, compared with $5.3 million in the same quarter of 2022 and $5.2 million in the third quarter of 2023.

Loss from operations was $4.9 million in the fourth quarter of 2023, compared with $4.9 million in the same quarter of 2022.

Net loss was $4.3 million in the fourth quarter of 2023, compared with $48.3 million in the same quarter of 2022.

Net loss per American Depository Share (“ADS”) was $0.04 in the fourth quarter of 2023, compared with $0.43 in the same quarter of 2022. Each ADS represents two ordinary shares. The diluted net loss per ADS in the fourth quarter of 2023 was $0.04, compared with $0.43 in the same quarter of 2022.

In the fourth quarter of 2023, the Company’s basic weighted average number of ADSs used in computing the net income per ADS was 112,118,376.

Adjusted EBITDA was a loss of $3.3 million in the fourth quarter of 2023, compared with $3.8 million in the same quarter of 2022.

As of December 31, 2023, the Company had cash and cash equivalents and restricted cash of $71.7 million, compared with $94.6 million as of December 31, 2022.

Full Year 2023 Financial Results

Total revenues increased by 25.0% year-over-year to $629.4 million from $503.6 million in 2022. Revenues from apparel increased by 29.7% to $518.3 million in 2023, compared with $399.5 million in 2022, representing 82.3% of total revenues for the full year of 2023, and 79.3% in 2022.

Total cost of revenues was $269.5 million for the full year of 2023, compared with $228.5 million in 2022.

Gross profit for the full year of 2023 was $359.9 million, compared with $275.1 million in 2022. Gross margin was 57.2% for the full year of 2023, compared with 54.6% in 2022. The increase in gross margin was a result of the increase in apparel sales percentage from 79.3% to 82.3% that has higher margins.

Total operating expenses for the full year of 2023 were $370.3 million, compared with $289.3 million in 2022.

●	Fulfillment expenses for the full year of 2023 were $34.9 million, compared with $30.6 million in 2022. As a percentage of total revenues, fulfillment expenses were 5.5% for the full year 2023, compared with 6.1% in 2022.

●	Selling and marketing expenses for the full year of 2023 were $302.7 million, compared with $222.6 million in 2022. As a percentage of total revenues, selling and marketing expenses were 48.1% for the full year 2023, compared with 44.2% in 2022.

●	G&A expenses for the full year of 2023 were $34.1 million, compared with $36.3 million in 2022. As a percentage of total revenues, G&A expenses were 5.4% for the full year of 2023, compared with 7.2% in 2022. Included in G&A expenses, R&D expenses for the full year of 2023 were $19.1 million, compared with $19.4 million in 2022.

Loss from operations was $10.4 million for the full year of 2023, compared with $14.2 million in 2022.

Net loss was $9.6 million for the full year of 2023, compared with $56.6 million in 2022.

Net loss per American Depository Share ("ADS") was $0.08 for the full year of 2023, compared with $0.50 in 2022. Each ADS represents two ordinary shares. The diluted net loss per ADS the full year of 2023 was $0.08, compared with the diluted net loss per ADS of $0.50 in 2022.

For the full year of 2023, the Company's basic weighted average number of ADSs used in computing the net loss per ADS was 112,970,301.

Adjusted EBITDA was a loss of $6.3 million for the full year of 2023, compared with $9.5 million in 2022.

The financial statements for the full year ended December 31, 2023 in this press release have not been audited or reviewed by the Company's independent registered accounting firm. The audited financial statements for the year ended December 31, 2023 to be disclosed in the Company's Form 20-F may have discrepancies with the above-mentioned unaudited financial statements.

Share Repurchase Program

On June 27, 2023, the Company’s board of directors authorized a share repurchase program under which the Company may repurchase up to $10 million of its ordinary shares in the form of ADSs no later than December 31, 2023. In December 2023, the Company authorized the extension of the share repurchase program through March 31, 2024. As of March 20, 2024, the Company had repurchased 2.5 million ADSs with a total aggregate value of approximately $3.0 million.

Business Outlook

For the first quarter of 2024, based on current information available to the Company and business seasonality, the Company expects net revenues to be between $70 million and $80 million.

Non-GAAP Financial Measure

In evaluating the business, the Company considers and uses a non-GAAP measure, Adjusted EBITDA, as a supplemental measure to review and assess operating performance. The presentation of this non-GAAP financial measure is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). The Company’s non-GAAP financial measure excludes share-based compensation expenses, impairment loss on investment, depreciation and amortization expenses, interest income, interest expenses and income tax expense.

The Company presents this non-GAAP financial measure because it is used by management to evaluate operating performance and formulate business plans. The Company believes that the non-GAAP financial measure helps identify underlying trends in its business. The Company also believes that the non-GAAP financial measure could provide further information about the Company’s results of operations and enhance the overall understanding of the Company’s past performance and future prospects.

The non-GAAP financial measure is not defined under U.S. GAAP and is not presented in accordance with U.S. GAAP. The non-GAAP financial measure has limitations as an analytical tool. The Company’s non-GAAP financial measure does not reflect all items of income and expenses that affect the Company’s operations and does not represent the residual cash flow available for discretionary expenditures. Further, the non-GAAP measure may differ from the non-GAAP information used by other companies, including peer companies, and therefore their comparability may be limited. The Company compensates for the limitations by reconciling the non-GAAP financial measure to the nearest U.S. GAAP performance measure, all of which should be considered when evaluating performance. The Company encourages you to review the Company’s financial information in its entirety and not rely on a single financial measure.

For more information on the non-GAAP financial measure, please see the table captioned “Unaudited and unreviewed Reconciliations of GAAP and Non-GAAP Result” set forth at the end of this press release.

Receipt of Non-compliance Letter from NYSE Regarding ADS Trading Price

Following the receipt of the notification, the Company has six months to bring its security price and average security price back above US$1.00. The Company can regain compliance at any time during the six-month cure period if on the last trading day of any calendar month during the cure period the Company’s ADSs have a closing price of at least $1.00 per ADS and an average closing price of at least $1.00 per ADS over the 30 trading-day period ending on the last trading day of that month. In the event that at the expiration of the six-month cure period, both a $1.00 closing price per ADS on the last trading day of the cure period and a $1.00 average closing price per ADS over the 30 trading-day period ending on the last trading day of the cure period are not attained, the NYSE will commence suspension and delisting procedures.

The Company has notified the NYSE on March 21, 2024 of its intention to cure such deficiency. The Company intends to monitor the market conditions of its listed securities and will consider various measures to cure the deficiency. The Company’s ADSs will continue to be listed and traded on the NYSE, subject to compliance with other NYSE continued listing standards and other rights of the NYSE to delist the ADSs. The Company is currently in compliance with all other NYSE continued listing standards. The NYSE notification does not affect the Company’s business operations or its Securities and Exchange Commission reporting requirements.

Conference Call

The Company’s management will hold an earnings conference call at 8:00 a.m. Eastern Time on March 25, 2024 (8:00 p.m. Hong Kong/Singapore Time on the same day).

Preregistration Information

Participants can register for the conference call by going to https://s1.c-conf.com/diamondpass/10037719-zotk1g.html. Upon registration, participants will receive dial-in numbers, an event passcode, and a unique access PIN.

To join the conference, simply dial the number in the calendar invite you receive after preregistering, enter the event passcode followed by your unique access PIN, and you will be connected to the conference instantly.

A telephone replay will be available two hours after the conclusion of the conference call through April 1, 2024. The dial-in details are:

US/Canada:	+1-855-883-1031
Singapore:	800-101-3223
Hong Kong, China:	800-930-639
Replay PIN:	10037719

Additionally, a live and archived webcast of the conference call will be available on the Company's Investor Relations website at http://ir.lightinthebox.com.

About LightInTheBox Holding Co., Ltd.

LightInTheBox is an apparel e-commerce retailer that ships products to consumers worldwide. With a focus on serving its middle-aged and senior customers, LightInTheBox leverages its global supply chain and logistics networks, along with its in-house R&D and design capabilities to offer a wide selection of comfortable, aesthetically pleasing and visually interesting apparel that brings fresh joy to customers. LightInTheBox operates its business through www.lightinthebox.com, www.ezbuy.sg and other websites as well as mobile applications, which are available in over 20 major languages and over 140 countries and regions. The Company is headquartered in Singapore, with additional offices in California, Shanghai and Beijing.

For more information, please visit www.lightinthebox.com.

Investor Relations Contact

Investor Relations

LightInTheBox Holding Co., Ltd.

Email: ir@lightinthebox.com

Jenny Cai

Piacente Financial Communications

Email: lightinthebox@tpg-ir.com

Brandi Piacente

Piacente Financial Communications

Tel: +1-212-481-2050

Email: lightinthebox@tpg-ir.com

Forward-Looking Statements

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “potential,” “continue,” “ongoing,” “targets” and similar statements. Among other things, statements that are not historical facts, including statements about LightInTheBox’s beliefs and expectations, the business outlook and quotations from management in this announcement, as well as LightInTheBox’s strategic and operational plans, are or contain forward-looking statements.

LightInTheBox may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: LightInTheBox’s goals and strategies; LightInTheBox’s future business development, results of operations and financial condition; the expected growth of the global online retail market; LightInTheBox’s ability to attract customers and further enhance customer experience and product offerings; LightInTheBox’s ability to strengthen its supply chain efficiency and optimize its logistics network; LightInTheBox’s expectations regarding demand for and market acceptance of its products; competition; fluctuations in general economic and business conditions and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in LightInTheBox’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and LightInTheBox does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

LightInTheBox Holding Co., Ltd.

Unaudited and unreviewed Condensed Consolidated Balance Sheets

(U.S. dollars in thousands, or otherwise noted)

	As of December 31,	As of December 31,
	2022	2023
ASSETS
Current Assets
Cash and cash equivalents	88,575	66,425
Restricted cash	5,993	5,279
Accounts receivable, net of allowance for credit losses	695	634
Inventories	14,260	5,767
Prepaid expenses and other current assets	6,452	6,875
Total current assets	115,975	84,980
Property and equipment, net	2,946	2,789
Intangible assets, net	5,630	3,604
Goodwill	28,177	27,393
Operating lease right-of-use assets	10,874	6,559
Long-term rental deposits	1,211	392
Other non-current assets	-	592
TOTAL ASSETS	164,813	126,309

LIABILITIES AND EQUITY / (DEFICIT)
Current Liabilities
Accounts payable	26,518	15,846
Advance from customers	32,241	17,001
Operating lease liabilities	4,993	5,046
Accrued expenses and other current liabilities	90,357	94,622
Total current liabilities	154,109	132,515

Operating lease liabilities	6,576	1,915
Long-term payable	34	-
Deferred tax liabilities	111	154
Unrecognized tax benefits	107	107
TOTAL LIABILITIES	160,937	134,691

EQUITY / (DEFICIT)
Ordinary shares	17	17
Additional paid-in capital	282,722	283,137
Treasury shares	(28,615)	(30,359)
Accumulated other comprehensive loss	(1,024)	(1,856)
Accumulated deficit	(249,224)	(259,321)
TOTAL EQUITY / (DEFICIT)	3,876	(8,382)
TOTAL LIABILITIES AND EQUITY / (DEFICIT)	164,813	126,309

LightInTheBox Holding Co., Ltd.

Unaudited and unreviewed Condensed Consolidated Statements of Operations

(U.S. dollars in thousands, except per share data, or otherwise noted)

	Three Months Ended		Twelve Months Ended
	Dec 31,		Dec 31,
	2022	2023	2022	2023
Revenues
Product sales	152,797	130,905	491,949	617,240
Services and others	3,621	4,651	11,619	12,188
Total revenues	156,418	135,556	503,568	629,428
Cost of revenues
Product sales	(70,529)	(58,597)	(223,383)	(265,964)
Services and others	(1,504)	(1,574)	(5,107)	(3,532)
Total cost of revenues	(72,033)	(60,171)	(228,490)	(269,496)
Gross profit	84,385	75,385	275,078	359,932
Operating expenses
Fulfillment	(8,862)	(8,050)	(30,617)	(34,916)
Selling and marketing	(72,270)	(65,785)	(222,629)	(302,694)
General and administrative	(8,250)	(6,758)	(36,295)	(34,078)
Other operating income	92	353	223	1,361
Total operating expenses	(89,290)	(80,240)	(289,318)	(370,327)
Loss from operations	(4,905)	(4,855)	(14,240)	(10,395)
Interest income	20	116	57	350
Interest expense	(1)	(1)	(5)	(4)
Other (expense) / income, net	(8)	466	982	499
Impairment loss on investment	(56,083)	-	(56,083)	-
Total other (expense) / income	(56,072)	581	(55,049)	845
Loss before income taxes	(60,977)	(4,274)	(69,289)	(9,550)
Income tax benefit / (expense)	12,716	8	12,707	(40)
Net loss	(48,261)	(4,266)	(56,582)	(9,590)
Net loss attributable to LightInTheBox Holding Co., Ltd.	(48,261)	(4,266)	(56,582)	(9,590)

Weighted average numbers of shares used in calculating loss per ordinary share
-Basic	226,500,131	224,236,751	226,248,599	225,940,602
-Diluted	226,500,131	224,236,751	226,248,599	225,940,602

Net loss per ordinary share
-Basic	(0.21)	(0.02)	(0.25)	(0.04)
-Diluted	(0.21)	(0.02)	(0.25)	(0.04)

Net loss per ADS ( 2 ordinary shares equal to 1 ADS )
-Basic	(0.43)	(0.04)	(0.50)	(0.08)
-Diluted	(0.43)	(0.04)	(0.50)	(0.08)

LightInTheBox Holding Co., Ltd.

Unaudited and unreviewed Reconciliations of GAAP and Non-GAAP Results

(U.S. dollars in thousands, or otherwise noted)

	Three Months Ended		Twelve Months Ended
	Dec 31,		Dec 31,
	2022	2023	2022	2023
Net loss	(48,261)	(4,266)	(56,582)	(9,590)
Less: Interest income	20	116	57	350
Interest expense	(1)	(1)	(5)	(4)
Income tax benefit / (expense)	12,716	8	12,707	(40)
Depreciation and amortization	(844)	(756)	(3,371)	(3,177)
EBITDA	(60,152)	(3,633)	(65,970)	(6,719)
Less: Impairment loss on investment	(56,083)	-	(56,083)	-
Less: Share-based compensation	(265)	(326)	(340)	(415)
Adjusted EBITDA*	(3,804)	(3,307)	(9,547)	(6,304)

* Adjusted EBITDA represents net loss before impairment loss on investment, share-based compensation expense, interest income, interest expense, income tax expense and depreciation and amortization expenses.